EXHIBIT 99.36

[OREZONE LOGO] OREZONE RESOURCES, INC.	For Immediate Release July 4, 2002 Symbol: ORZ.TSX

CORONATION SHAREHOLDERS APPROVE OREZONE OFFER

OREZONE RESOURCES INC. (ORZ.TSX) and Coronation International Mining Corporation (traded on OFEX in London) are pleased to announce that Coronation shareholders voted in favour of the Orezone merger offer at their recent Annual and Extraordinary Meeting. The companies may now proceed to close the merger whereby Coronation shall become a 100% wholly owned subsidiary of Orezone Resources Inc and delist from OFEX in London. Orezone will issue 1 share of Orezone in exchange for 1.435 shares of Coronation. Upon closing of the merger and a $2.5 million financing, subject to final regulatory approval, Orezone will have approximately 70,943,168 class A shares issued and outstanding (79,584,023 on a fully diluted basis). See release of June 6, 2002 for more details of the merger.

Over the last ten months Orezone has acquired 3 significant gold projects in Burkina Faso with total resources in excess of 2.5 million ounces *, which makes Orezone by far the most significant exploration group in Burkina Faso, and one of the leaders in West Africa. In addition, Orezone has signed a heads of agreement with Gold Fields Limited allowing Gold Fields to participate in the Orezone financing and earn an interest in at least one of the projects (Essakan Project) in Burkina Faso.

Orezone is focused on adding shareholder value through the exploration and development of advanced gold projects in West Africa. The strategic alliance with Gold Fields gives a significant boost to Orezone’s strategy in West Africa.

*  The total resources reported have been calculated and reported by the previous owners. Orezone concurs that these values are within reason and is currently remodelling and recalculating the data in order to confirm the resources and to test their economicviability.

For further information please contact:

Orezone Resources Inc. Ron Little, President and CEO 174 Cobourg St., Ottawa, ON, K1N 8H5 613 241 3699 or info@orezone.com website: www.orezone.com	Coronation International Mining Corporation
Suren Mirchandani, Managing Director
London Representative Office, Crown House
108 Aldersgate St., London, EC1A 4JQ
44 207 490 4290, or info@c-i-m-c.com
website: www.c-i-m-c.com